Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered total sales of 1,71,270 units in Q2 FY22 Grows by 49% over Q1 FY22 and by 55% over Q2 FY21

Mumbai, October 1, 2021: Tata Motors Limited today announced its sales in the domestic & international market, for Q2 FY22, which stood at 1,71,270 vehicles, compared to 1,10,345 units during Q2 FY21.

Domestic Sales Performance:

Category	Sept‘21	Sept’20	% Change	Q2 FY22	Q2 FY21	% Change
Total Domestic Sales	59,156	46,129	28%	1,71,270	1,10,345	55%

Commercial Vehicles:

Mr. Girish Wagh, Executive Director, Tata Motors Ltd. said, “Tata Motors’ Commercial Vehicle domestic sale in Q2 FY22 at 78,226 units was ~80% higher than the previous quarter and 50% higher the same quarter last year (Q2 FY21). Post the 2nd COVID wave, markets are witnessing gradual demand recovery across most segments led by M&HCVs with improving fleet utilization levels, higher number of road construction projects awarded and improving cement consumption. International business continued the recovery momentum and grew by ~28% over the previous quarter and 155% over the same quarter last year (Q1 FY21). Semiconductor shortage continues to impact the auto industry globally. The impact of supply shortage due to restrictions in East Asia continued in September, leading to moderation of production and offtake volumes. The situation is fluid and we continue to work to mitigate the impact on our customer orders through an agile, multi-pronged approach.”

Category	Sept‘21	Sept’20	% Change	Q2 FY22	Q2 FY21	% Change
M&HCV	8,609	4,572	88%	19,865	9,103	118%
I & LCV	5,600	3,339	68%	13,584	6,829	99%
Passenger Carriers	1,085	778	39%	2,760	1,949	42%
SCV cargo and pickup	14,964	14,522	3%	42,017	34,179	23%
Total Domestic	30,258	23,211	30%	78,226	52,060	50%
CV Exports	3,000	1,665	80%	8,661	3,393	155%
Total CV	33,258	24,876	34%	86,887	55,453	57%

Total MHCVs sale in Q2 FY22 including MHCV Truck, Buses and International Business stood at 24,067 units compared to 10,525 units in Q2-FY21.

Passenger Vehicles:

Mr. Shailesh Chandra, President, Passenger Vehicles Business Unit, Tata Motors Ltd. said, “Tata Motors PV business posted nearly a decade high quarterly sales of 83,933 units, registering a strong growth of 53% versus Q2FY21. This growth has come on the back of demand recovery in the industry post the Covid second wave and a strong response to its ‘New Forever’ range of cars and

SUVs. In Sep’21, Tata Motors PV Business sold 25,730 units, posting a growth of 21% vs Sep’20, despite a major industry-wide shortage of electronic components. In the EV segment, the company for the second month in succession crossed the 1,000 unit milestone to register its highest ever monthly and quarterly sales of 1,078 units and 2,704 units respectively. EV sales recorded nearly a three-fold growth with the rising acceptance and popularity of the Nexon EV and Tigor EV. Looking ahead, the demand for cars and SUVs is expected to remain strong in the forthcoming festive season; however, the supply situation for electronic components may continue to witness challenging times.”

Category	Sept‘21	Sept’20	% Change	Q2 FY22	Q2 FY21	% Change
PV ICE	24,652	20,891	18%	81,229	53,870	51%
PV EV	1078	308	250%	2,704	924	193%
Total PV	25,730	21,199	21%	83,933	54,794	53%

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About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.